ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 12, 2022	Ali R. Olia
T +1 617 951 7204 ali.olia@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jaea Hahn

Re:	Thrivent ETF Trust (the “Trust”) File Nos. 333-261454 and 811-23759

Dear Ms. Hahn:

This letter is being filed to respond to the comment received from you telephonically on August 12, 2022 regarding Pre-Effective Amendment No. 3 to the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) relating to Thrivent Small-Mid Cap ESG ETF (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2022. The Staff’s comment, together with the Trust’s response thereto, is set forth below. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement.

1.	Comment: Please provide more information about MSCI ESG Research LLC’s rating methodologies.

Response: Registrant has revised the sixth paragraph in the Principal Strategies section on page 3 of the Prospectus accordingly.

The ESG factors considered by the Adviser and their relative weights may evolve over time and may differ from issuer to issuer. The determinations and conclusions regarding ESG factors made by the Adviser may differ from those made by others, including other investment advisers. While the Adviser may determine how much weight to give to specific ESG factors, the Adviser will not have a specific area of focus or factor that it systematically emphasizes over others. However, the Fund will not invest in securities of a company that, at the time of purchase, is rated CCC by MSCI ESG Research LLC (“MSCI”). In addition, the Fund will not invest in a company rated B by MSCI except where the Adviser believes that the company has a sustainable long-term business model and a demonstrated commitment to its ESG policies, practices or outcomes (or improving such policies, practices or outcomes) based on a consideration of the factors described above. MSCI rates the ESG

Securities and Exchange Commission	- 2 -	September 12, 2022

characteristics of companies on a scale of “CCC” (lowest) to “AAA” (highest). MSCI determines the ESG ratings by evaluating the company’s risks and opportunities and using a sector-specific ESG Key Issues (“Key Issues”) (e.g., carbon emissions) selection and weighting model. Each company is scored on a scale of 0 to 10, with 10 being the most desirable, for each applicable Key Issue before being assigned an overall ESG rating based on average Key Issue score. ESG ratings are calculated in comparison to a company’s sector peers, and companies in certain sectors may have lower average ESG ratings.

The Fund is not required to dispose of any holding that MSCI downgrades to a rating of CCC or B after the Fund purchases it. However, under normal circumstances, the Adviser will dispose of any investment that is downgraded by MSCI to CCC in a manner and time period that it believes is in the Fund’s best interest (including in light of the reason for the downgrade). In addition, the Adviser will re-evaluate whether it remains in the Fund’s best interest to retain an investment in an issuer that MSCI downgrades to B, including in light of the reason for the downgrade. See the section entitled “More About ESG Investing” in the Fund’s prospectus for additional information regarding the Fund’s approach to ESG investing and MSCI’s rating methodologies.

Registrant has also revised the last paragraph in the More About ESG Investing section on page 8 of the Prospectus accordingly.

MSCI ESG ratings aim to measure a company’s management of financially relevant ESG risks and opportunities. MSCI uses a rules-based methodology to identify industry leaders and laggards according to their exposure to ESG risks and how well they manage those risks relative to peers. As discussed in further detail below, MSCI’s ESG ratings range from leader (AAA, AA), average (A, BBB, BB) to laggard (B, CCC). MSCI’s ESG ratings model identifies the ESG risks that MSCI believes are most material to a given sub-industry or sector.

MSCI determines the ESG ratings by evaluating the company’s risks and opportunities and using a Key Issues (e.g., carbon emissions) selection and weighting model. As shown in the table below, each company is scored on a scale of 0 to 10, with 10 being the most desirable, for each applicable Key Issue before being assigned an overall ESG rating based on average Key Issue score. ESG ratings are calculated in comparison to a company’s sector peers, and companies in certain sectors may have lower average ESG ratings.

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Letter Rating	Leader/Laggard	Score*
AAA	Leader	8.571 – 10.0
AA	Leader	7.143 – 8.571
A	Average	5.714 – 7.143
BBB	Average	4.286 – 5.714
BB	Average	2.857 – 4.286
B	Laggard	1.429 – 2.857
CCC	Laggard	0.0 – 1.429

*Appearance of overlap in the score ranges is due to rounding imprecisions. The 0 to 10 scale is divided into seven equal parts, each corresponding to a letter rating.

Source: MSCI ESG Ratings Methodology, Executive Summary, June 2022.

*****

We believe that this information responds to all of your comment. Should you have any questions regarding these matters, please call me at (617) 951-7204 or Jeremy C. Smith at (212) 596-9858.

Sincerely,

/s/ Ali R. Olia
Ali R. Olia

CC: Jeremy C. Smith
Brian D. McCabe
John D. Jackson